UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
Emmis Communications Corporation
(Name of Issuer)
Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
291525103
(CUSIP Number)
Jeffrey H. Smulyan
c/o Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204
(317) 266-0100
with a copy to:
James M. Dubin, Esq.
c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 23, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 291525 10 3	Page 2 of 10
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liability of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: Jeffrey H. Smulyan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)		☐
	(b)		☑

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES		7		SOLE VOTING POWER: 0

BENEFICIALLY OWNED BY		8		SHARED VOTING POWER: 6,261,982 [1]

EACH REPORTING		9		SOLE DISPOSITIVE POWER: 0

PERSON WITH		10		SHARED DISPOSITIVE POWER: 6,261,982 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,224,007 [1,2]

[1]	Consists of (i) 8,441.4075 shares of Class A Common Stock held in Mr. Smulyan’s 401(k) Plan, (ii) 9,755 shares of Class A Common Stock held by Mr. Smulyan individually, (iii) 4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually, (iv) 11,120 shares of Class A Common Stock held by Mr. Smulyan as trustee for his children, (v) 3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece, (vi) options to purchase 97,566 shares of Class A Common Stock that are exercisable currently or within 60 days of June 24, 2010, (vii) options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of June 24, 2010 and (viii) 30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting and dispositive control. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock.

[2]	Includes: (i) 4,243,578.28 shares of Class A Common Stock beneficially owned by Alden Global Capital Limited, Alden Global Distressed Opportunities Master Fund, L.P. and Smith Management LLC (collectively, “Alden”), as disclosed on Alden’s Schedule 13D, filed on June 23, 2010, which consists of: (x) 1,406,500 shares of Class A Common Stock that Alden holds and (y) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer (the “Preferred Stock”) are convertible; and (ii) 1,718,446 shares of Class A Common Stock held by the shareholders of the

CUSIP NO. 291525 10 3	Page 3 of 10

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON: IN

Issuer set forth in the Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and such shareholders.

[3]	The calculation of the foregoing percentage is based on (i) 32,910,753 shares of Class A Common Stock outstanding as of May 17, 2010 as disclosed on the Issuer’s Amended and Restated Preliminary Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on June 23, 2010, (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of 6.25% Series A Preferred Stock, $0.01 par value, of the Issuer held by Alden, as disclosed on Alden’s Schedule 13D filed on June 23, 2010, (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 24, 2010) and (iv) 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 24, 2010. Each share of Class B Common Stock is convertible at any time into one share of Class A Common Stock. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights. The shares deemed to be beneficially owned by the Reporting Persons represent approximately 69.3% of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

CUSIP NO. 291525 10 3	Page 4 of 10

1	NAME OF REPORTING PERSON: JS Acquisition, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)		☐
	(b)		☑

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES		7		SOLE VOTING POWER: 0

BENEFICIALLY OWNED BY		8		SHARED VOTING POWER: 6,261,982 [1]

EACH REPORTING		9		SOLE DISPOSITIVE POWER: 0

PERSON WITH		10		SHARED DISPOSITIVE POWER: 6,261,982 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,224,007 [1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON: CO

CUSIP NO. 291525 10 3	Page 5 of 10

1	NAME OF REPORTING PERSON: JS Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a)		☐
	(b)		☑

3	SEC USE ONLY

4	SOURCE OF FUNDS: OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF SHARES		7		SOLE VOTING POWER: 0

BENEFICIALLY OWNED BY		8		SHARED VOTING POWER: 6,261,982 [1]

EACH REPORTING		9		SOLE DISPOSITIVE POWER: 0

PERSON WITH		10		SHARED DISPOSITIVE POWER: 6,261,982 [1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 12,224,007 [1,2]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Approximately 29.1% [3]

14	TYPE OF REPORTING PERSON: OO

CUSIP NO. 291525 10 3	Page 6 of 10
Amendment No. 8 to Schedule 13D
     This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) is being filed by (i) Jeffrey H. Smulyan, an individual, (ii) JS Acquisition, Inc., an Indiana corporation (“JS Acquisition, Inc.”), and (iii) JS Acquisition, LLC, an Indiana limited liability company (“JS Acquisition, LLC” and, together with Mr. Smulyan and JS Acquisition, Inc., the “Reporting Persons”) and relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Emmis Communications Corporation, an Indiana corporation (the “Issuer”). The Schedule 13D filed on October 3, 1995 by Mr. Smulyan, as amended and restated by Amendment No. 1 filed by Mr. Smulyan on May 10, 2006, as amended and supplemented by Amendment No. 2 filed by Mr. Smulyan on August 7, 2006, as amended and restated by Amendment No. 3 filed by Mr. Smulyan on September 18, 2006, as amended and supplemented by Amendment No. 4 filed by Mr. Smulyan on January 12, 2010, as amended and supplemented by Amendment No. 5 filed by Mr. Smulyan on April 27, 2010, as amended and supplemented by Amendment No. 6 filed by the Reporting Persons on May 27, 2010 and as amended and supplemented by Amendment No. 7 filed by the Reporting Persons on June 7, 2010, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 8. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D, as amended and filed with the Securities and Exchange Commission.

Item 4.	Purpose of Transaction.
     The disclosure in Item 4 is hereby amended and supplemented to add the following after the final paragraph thereof:
     “On June 23, 2010, the Reporting Persons and the Issuer filed Amendment No. 1 to the Schedule TO with the SEC, pursuant to which, among other things, the Tender Offer was extended from its scheduled expiration of 5:00 p.m., New York City time, on Tuesday, June 29, 2010 until 5:00 p.m., New York City time, on Friday, July 30, 2010 and the condition to the Tender Offer that JS Acquisition, LLC receive the financing to be provided by Alden Media pursuant to the Securities Purchase Agreement was removed. The Tender Offer will be conditioned on the Securities Purchase Agreement remaining in full force and effect and the conditions to the closing of the transactions under the Securities Purchase Agreement having been satisfied or waived, among the other conditions set forth in the Offer to Purchase. As of 5:00 p.m., New York City time, on Wednesday, June 23, 2010, 354,837 shares of Class A Common Stock were tendered and not withdrawn in the Tender Offer.
     Amendment No. 1 to the Schedule TO has been attached hereto as Exhibit 6 and is deemed incorporated herein by reference. The foregoing description of Amendment No. 1 to the Schedule TO does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to the Schedule TO.”

Item 5.	Interest in Securities of the Issuer.
     The disclosure in Item 5 is hereby amended and restated as follows:
     “(a)-(b) As of June 24, 2010, the Reporting Persons may be deemed to beneficially own 6,122,531 shares of Class A Common Stock and 6,101,476 shares of Class B Common Stock,

CUSIP NO. 291525 10 3	Page 7 of 10
which are convertible into shares of Class A Common Stock at any time on a share-for-share basis. The shares of Common Stock that the Reporting Person may be deemed to beneficially own consist of:
(i)	8,441.4075 shares of Class A Common Stock held in the 401(k) Plan;

(ii)	9,755 shares of Class A Common Stock held by Mr. Smulyan individually;

(iii)	11,120 shares of Class A Common Stock held by Mr. Smulyan for his children over which Mr. Smulyan exercises or shares voting control;

(iv)	3,000 shares of Class A Common Stock held by Mr. Smulyan as trustee for his niece over which Mr. Smulyan exercises or shares voting control;

(v)	options to purchase 97,566 shares of Class A Common Stock that are exercisable currently or within 60 days of June 24, 2010;

(vi)	30,625 shares of Class A Common Stock held by The Smulyan Family Foundation, as to which Mr. Smulyan shares voting control;

(vii)	4,930,680 shares of Class B Common Stock held by Mr. Smulyan individually;

(viii)	options to purchase 1,170,796 shares of Class B Common Stock that are exercisable currently or within 60 days of June 24, 2010;

(ix)	4,243,578.28 shares of Class A Common Stock beneficially owned by Alden, as disclosed on Alden’s Schedule 13D, filed on June 23, 2010, which consists of: (i) 1,406,500 shares of Class A Common Stock that Alden holds and (ii) 2,837,078.28 shares of Class A Common Stock into which the 1,162,737 shares of Preferred Stock are convertible; and

(x)	1,718,446 shares of Class A Common Stock held by the Rollover Shareholders.
     The following is the information required by Item 2 of this Schedule with respect to each person with whom the Reporting Persons share the power to vote or to direct the vote or to dispose or direct the disposition:
               (a) RONALD E. ELBERGER
               (b) The business address of Mr. Elberger is 135 North Pennsylvania Street, Suite 2700, Indianapolis, IN 46204.
               (c) The present principal occupation of Mr. Elberger is Attorney/Partner with Bose, McKinney & Evans, LLP.

CUSIP NO. 291525 10 3	Page 8 of 10
               (d) During the past five years, Mr. Elberger has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) During the past five years, Mr. Elberger has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f) Mr. Elberger is a citizen of the United States of America.
               (a) BRUCE JACOBSON
               (b) The business address of Mr. Jacobson is 800 East 96th Street, Suite 500, Indianapolis, IN 46240.
               (c) The present principal occupation of Mr. Jacobson is Senior Vice President of KSM Business Services; he is a retired partner of Katz, Sapper & Miller LLP.
               (d) During the past five years, Mr. Jacobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) During the past five years, Mr. Jacobson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f) Mr. Jacobson is a citizen of the United States of America.
               (a) GARY KASEFF
               (b) The business address of Mr. Kaseff is 3500 W. Olive Avenue, Suite 1450, Burbank, CA 91505.
               (c) The present principal occupation of Mr. Kaseff is employee and director of the Issuer and certain of its subsidiaries.
               (d) During the past five years, Mr. Kaseff has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
               (e) During the past five years, Mr. Kaseff has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
               (f) Mr. Kaseff is a citizen of the United States of America.
     The shares that the Reporting Persons may be deemed to beneficially own represent approximately 29.1% of the outstanding shares of Class A Common Stock and 69.3% of the

CUSIP NO. 291525 10 3	Page 9 of 10
combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Holders of Class A Common Stock and Class B Common stock vote as a single class in all matters submitted to a vote of the stockholders, with each share of Class A Common Stock entitled to one vote per share and each share of Class B Common Stock entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Issuer’s articles of incorporation) between the Issuer and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Class A Common Stock and Class B Common Stock shall vote as a single class, with each share of Class A Common Stock and Class B Common Stock entitled to one vote and (b) as otherwise provided in the Issuer’s articles of incorporation or as otherwise provided by law. The shares of Preferred Stock have no voting rights.
     The percentage of the Class A Common Stock that the Reporting Persons may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) 32,910,753 shares of Class A Common Stock of the Issuer outstanding as of May 17, 2010 as disclosed on the Issuer’s Amended and Restated Preliminary Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on June 23, 2010; (ii) 2,837,078.28 shares of Class A Common Stock that would be issued upon conversion of the 1,162,737 shares of Preferred Stock held by Alden, as disclosed on Alden’s Schedule 13D filed on June 23, 2010; (iii) 6,101,476 shares of Class A Common Stock issuable upon conversion of the shares of Class B Common Stock beneficially owned by Mr. Smulyan (including upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 24, 2010); and (iv) the 97,566 shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 24, 2010.
     The percentage of the combined voting power of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, that the Reporting Person may be deemed to beneficially own as set forth in this Item 5 is calculated based on: (i) the number of outstanding shares of Class A Common Stock set forth in clause (i) of the immediately preceding paragraph; (ii) the number of shares of Class A Common Stock that would be issuable upon conversion of the shares of Preferred Stock held by Alden set forth in clause (ii) of the immediately preceding paragraph; (iii) 4,930,680 shares of Class B Common Stock outstanding as of May 17, 2010 as disclosed on the Issuer’s Amended and Restated Preliminary Proxy Statement/Offer to Exchange on Schedule 14A filed with the SEC on June 23, 2010; (iv) the number of shares of Class B Common Stock issuable upon the exercise of options to purchase shares of Class B Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 24, 2010, if any; and (v) the number of shares of Class A Common Stock issuable upon the exercise of options to purchase shares of Class A Common Stock held by Mr. Smulyan that are exercisable currently or within 60 days of June 24, 2010, if any.
     In addition, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, the Reporting Persons and entities controlled by the Reporting Persons may be considered to be a “group” with Alden and its affiliates and/or a “group” with the Rollover Shareholders. Therefore shares beneficially owned by Alden and its affiliates and/or the Rollover Shareholders may be attributed to the Reporting Persons. The Reporting Persons disclaim any

CUSIP NO. 291525 10 3	Page 10 of 10
membership or participation in a “group” with Alden and its affiliates or a “group” with the Rollover Shareholders.
     Except as otherwise provided in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of Class A Common Stock that the Reporting Persons may be deemed to beneficially own.
     (c) Except as otherwise provided in Item 2, Item 4 or this Item 5, the Reporting Persons have not effected any transactions in the Class A Common Stock or the Class B Common Stock during the past 60 days.
     (d) Except as otherwise described in Item 2, Item 4 or this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.
     (e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer
     The disclosure in Item 6 is hereby amended and supplemented by deleting the second paragraph thereof and replacing it with the following:
     “The information set forth in response to this Item 6 is qualified in its entirety by reference to the Securities Purchase Agreement, the Rollover Agreement, the Merger Agreement, the Schedule TO and Amendment No. 1 to the Schedule TO, which are incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits
     Item 7 is hereby amended and supplemented to add the following as exhibits hereto:

Exhibit No.	Description	Filed With

6	Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3, dated June 23, 2010 (incorporated herein by reference to Amendment No. 1 to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 23, 2010).	Filed with Amendment No. 8

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 24, 2010

/s/ Jeffrey H. Smulyan

Jeffrey H. Smulyan

JS ACQUISITION, INC.

By:	/s/ Jeffrey H. Smulyan

Name:	Jeffrey H. Smulyan

Title:	President

JS ACQUISITION, LLC

By:	/s/ Jeffrey H. Smulyan

Name:	Jeffrey H. Smulyan

Title:	Manager